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XR 3/31

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 68324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TYKHE SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

69 MOUNT VERNON ST
(No. and Street)

BOSTON (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EVAN SCHULMAN 617-519-4868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 WASHINGTON ST. (Address) NORWELL (City) MA (State) 02061 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02 3/31/15

OATH OR AFFIRMATION

I, EVAN SCHULMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TYKHE SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Fjorinda Koce
Notary Public

FJORINDA KOCE
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 9, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Financial Statements
Years ended December 31, 2014 and 2013

Contents

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

We have audited the accompanying statement of financial position of Tykhe Securities, LLC (the Company) as of December 31, 2014, and the related statements of loss, member's equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of Tykhe Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tykhe Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014, in conformity with U. S. generally accepted accounting principles.

The financial statements of Tykhe Securities, LLC as of December 31, 2013, were audited by other auditors whose report dated February 19, 2014 expressed an unmodified opinion on those statements.

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Tykhe Securities, LLC's financial statements. The Supplemental Schedule of Computation of Net Capital is the responsibility of Tykhe Securities,

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

LLC's management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital, we evaluated whether the Supplemental Schedule of Computation of Net Capital, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 10, 2015

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Financial Position
December 31, 2014 and 2013

ASSETS

	2014	2013
Assets:		
Cash	$ 12,727	$ 12,146
Total assets	$ 12,727	$ 12,146

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -	$ -
Member's equity:	12,727	12,146
Total liabilities and member's equity	$ 12,727	$ 12,146

See notes to financial statements.

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Loss
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:	$ -	$ -
Operating expenses:		
Professional fees	7,350	7,610
Computer and internet	900	900
Other fees and expenses	1,169	565
	9,419	9,075
Loss from operations	(9,419)	(9,075)
Other income:		
Interest income	-	3
Net loss	$ (9,419)	$ (9,072)

See notes to financial statements

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Member's Equity

Year ended December 31, 2014 and 2013

	2014	2013
Balance, beginning	$ 12,146	$ 10,218
Net loss	(9,419)	(9,072)
Member equity contribution	10,000	11,000
Balance, ending	$ 12,727	$ 12,146

See notes to financial statements.

TYKHE SECURITIES, LLC

(a wholly owned subsidiary of Tykhe, LLC)

Statements of Cash Flow
Year Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net loss	$ (9,419)	$ (9,072)
Adjustments to reconcile net loss to net cash used by operating activities:	-	-
Net cash used by operating activities	(9,419)	(9,072)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Member's equity contribution	10,000	11,000
Net increase in cash	581	1,928
Cash, beginning of year	12,146	10,218
Cash, end of year	$ 12,727	$ 12,146

See notes to financial statements.

1. **Nature of business:**

Tykhe Securities, LLC (the "Company") was formed on April 9, 2009 and is a wholly owned subsidiary of Tyke, LLC. The Company was formed for purposes of acting as a broker dealer on behalf of Tykhe, LLC via a licensing agreement between the Company and Tykhe, LLC (see Note 3).

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. **Summary of significant accounting policies:**

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of Tykhe, LLC. Tykhe LLC is treated as a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of Tykhe, LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2014.

Tykhe, LLC's tax returns, which include Tykhe Securities, LLC, for the years ended December 31, 2011 through 2014 are subject to examination by the internal revenue service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

2. Summary of significant accounting policies: (Continued)

Subsequent Events:

Subsequent events were evaluated through February 2, 2015, which is the date the financial statements were available to be issued.

3. Related parties – licensing agreement:

Tykhe, LLC has a patent on the securitization of sales or gross revenues through "Sales Participation Certificates". The Certificates are placed by a placement agent pursuant to a placement agency agreement between a placement agent and an issuer. An outside investor may acquire a Certificate pursuant to a subscription agreement between the Issuer and the investor.

Tykhe Securities, LLC (the "Company") has a non-exclusive, royalty free, license agreement with Tykhe, LLC to commercially exploit and use Tykhe, LLC's patented product for the purpose of selling securities, as defined in the agreement.

Through December 31, 2014, the Company has sold no securities.

4. Commitments and contingencies:

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. Net capital:

The Company will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 and 2013, the Company had net capital of $12,727 and $12,146, respectively, exceeding the minimum net capital requirement of $5,000 for each year.

SUPPLEMENTARY INFORMATION

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014 and 2013

	2014	2013
Capital:		
Member's equity	$ 12,727	$ 12,146
Nonallowable assets:	-	-
Net capital before security haircuts	12,727	12,146
Security haircuts	-	-
Net capital	12,727	12,146
Minimum dollar net capital requirement	5,000	5,000
Excess net capital	$7,727	$7,146
Aggregate indebtedness	$ -	$ -
Ratio of aggregate indebtedness to net capital	$ -	$ -

TYKHE SECURITIES, LLC
(a wholly owned subsidiary of Tykhe, LLC)

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2014 is as follows:

Unaudited net capital at December 31, 2014	$	12,727
Differences		-
Audited net capital at December 31, 2014	$	12,727

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tykhe Securities, LLC
c/o Mr. Evan Schulman
69 Mount Vernon Street
Boston, Massachusetts 02108

We have reviewed management's statements, included in the accompanying Tykhe Securities, LLC's Exemption Report in which (1) Tykhe Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tykhe Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)("the exemption provisions") and (2) Tykhe Securities, LLC stated that Tykhe Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tykhe Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tykhe Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

February 10, 2015

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Tykhe Securities, LLC
69 Mount Vernon Street
Boston, MA 02108

23rd February 2015

Tykhe Securities, LLC claims an exemption under Rule 15c3-3 paragraph 15c3-3(k)(2)(i). The provisions of this rule shall not be applicable to a broker or dealer: Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

We are still in the start-up phase and to date we have had no customer transactions. Based on this, Tykhe Securities, LLC has met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year without exception.

Evan Schulman
Managing Member

COMPUTATION AND RESERVE REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014 and 2013

Tykhe Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-1 under paragraph (k) (2) (ii).